UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Telular Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

87970T208
(CUSIP Number)

May 21, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)
[   ]           Rule 13d-1(c)
[   ]           Rule 13d-1(d)

CUSIP No. 87970T208	Page 2 of 10

1	NAMES OF REPORTING PERSONS Cheyne Capital Management (UK) LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England & Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 903,315
6	SHARED VOTING POWER 0
7	SOLE DISPOSITIVE POWER 903,315
8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 903,315
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.21%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 87970T208	Page 3 of 10

1	NAMES OF REPORTING PERSONS Cheyne General Partner Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ X ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 881,364
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 881,364
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 881,364
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.08%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 87970T208	Page 4 of 10

Item 1.	(a)	Name of Issuer: Telular Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

311 South Wacker Drive, Suite 4300 Chicago, IL 60606

Item 2.	(a)	Name of Person Filing: This Schedule 13G is being filed jointly by Cheyne Capital Management (UK) LLP and Cheyne General Partner Inc.

	(b)	Address of Principal Business Office or, if none, Residence :

The address of Cheyne Capital Management (UK) LLP is Stornoway House, 13 Cleveland Row, London, SW1A 1DH, England.
The address of Cheyne General Partner Inc. is 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman KY1-1108, Cayman Islands.

	(c)	Citizenship:

Cheyne Capital Management (UK) LLP is a limited liability partnership incorporated under the laws of England and Wales.

Cheyne General Partner Inc. is a Cayman Islands corporation.

	(d)	Title of Class of Securities: Common Stock, $0.01 per value per share.

	(e)	CUSIP Number: 87970T208

CUSIP No. 87970T208	Page 5 of 10

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ] Broker or dealer registered under Section 15 of the Act.
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act.
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	[X] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).* * Cheyne Capital Management (UK) LLP only.
	(f)	[ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
	(g)	[ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
	(j)	[ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

CUSIP No. 87970T208	Page 6 of 10

Item 4.	Ownership.

	(a)	Amount Beneficially Owned: **

	(b)	Percent of Class: **

	(c)	Number of Shares as to which the person has:

	(i)	sole power to vote or to direct the vote: **
	(ii)	shared power to vote or direct the vote: **
	(iii)	sole power to dispose or direct the disposition of: **
	(iv)	shared power to dispose or direct the disposition of: **

** See Attachment A

Item 5.		Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ]

Item 6.
Ownership of More than Five Percent on Behalf of Another Person:

Cheyne European Event Driven Fund L.P., a Cayman Islands limited partnership and Lyxor/Cheyne European Event Driven Fund Limited, a Jersey expert fund.

CUSIP No. 87970T208	Page 7 of 10

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.
Item 8.	Identification and Classification of Members of the Group.

Not applicable.
Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 87970T208	Page 8 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2013

CHEYNE CAPITAL MANAGEMENT (UK) LLP

By:	/s/ Peter Head
Name:	Peter Head
Title:	Chief Compliance Officer

CHEYNE GENERAL PARTNER INC.

By:	/s/ Daniele Hendry
Name:	Daniele Hendry
Title:	Director

CUSIP No. 87970T208	Page 9 of 10

AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Act, the undersigned hereby agree to the joint filing with the other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the Common Stock of Telular Corporation, and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby executes this Agreement on this 31st day of May, 2013.

CHEYNE CAPITAL MANAGEMENT (UK) LLP

By:	/s/ Peter Head
Name:	Peter Head
Title:	Chief Compliance Officer

CHEYNE GENERAL PARTNER INC.

By:	/s/ Daniele Hendry
Name:	Daniele Hendry
Title:	Director

CUSIP No. 87970T208	Page 10 of 10

ATTACHMENT A

1.           Beneficial Ownership (Item 4(a) and (b) of Schedule 13G)

As of May 21, 2013, Cheyne Capital Management (UK) LLP (“CCMUK”), as the investment manager of Cheyne European Event Driven Fund L.P. (“CLP”) and Lyxor/Cheyne European Event Driven Fund Limited ("LCLP"), may be deemed to have sole power to vote or to direct the voting of and to dispose or to direct the disposition of 903,315 shares of Common Stock of Telular Corporation (the “Common Stock”). Accordingly, CCMUK may be deemed to be the beneficial owner of the 903,315 shares of Common Stock, which, based on there being 17,323,991 shares of Common Stock outstanding as reported in the Form 10-Q of Telular Corporation for the quarter ending March 31, 2013 (the “Form 10-Q”), represents approximately 5.21% of the outstanding Common Stock.

As of May 21, 2013, Cheyne General Partner, Inc. (“CGP”), as the general partner of CLP, may be deemed to have shared power to vote or to direct the voting of and to dispose or to direct the disposition of 881,364 shares of Common Stock. Accordingly, CGP may be deemed to be the beneficial owner of the 881,364 shares of Common Stock, which, based on there being 17,323,991 shares of Common Stock outstanding as reported in the Form 10-Q, represents approximately 5.08% of the outstanding Common Stock.

As of May 21, 2013, CLP was the direct beneficial owner of 881,364 shares of Common Stock, which, based on there being 17,323,991 shares of Common Stock outstanding as reported in the Form 10-Q, represents approximately 5.08% of the outstanding Common Stock.

As of May 21, 2013, LCLP was the direct beneficial owner of 21,951 shares of Common Stock, which, based on there being 17,323,991 shares of Common Stock outstanding as reported in the Form 10-Q, represents approximately 0.13% of the outstanding Common Stock.

CCMUK disclaims beneficial ownership of the 903,315 shares of Common Stock and CGP disclaims beneficial ownership of the 881,364 shares of Common Stock, except to the extent of any pecuniary interest therefrom.

2.           Power to Vote and Dispose (Item 4(c) of Schedule 13G)

As of May 21, 2013, CCMUK may be deemed to have sole power to vote or to direct the voting of and to dispose or to direct the disposition of the 903,315 shares of Common Stock.

As of May 21, 2013, CGP may be deemed to have shared power to vote or to direct the voting of and to dispose or to direct the disposition of the 881,364 shares of Common Stock.

CCMUK disclaims beneficial ownership of the 903,315 shares of Common Stock and CGP disclaims beneficial ownership of the 881,364 shares of Common Stock, except to the extent of any pecuniary interest therefrom.